Creative Eateries Corporation
7400 E. McDonald, Suite 121
Scottsdale, AZ 85050


December 6, 2005

VIA EDGAR FILING

Mr. Ryan Rohn
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: Creative Eateries Corporation
    Form 8-K Item 4.01
    Filed November 21, 2005
    File Number: 000-21753

Dear Mr. Rohn,

This letter shall serve as the request of Creative Eateries Corporation for your acceptance of the amended Form 8-K. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Frank Holdraker
-----------------------------------
Frank Holdraker, President